UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-2299
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Applied Industrial Technologies, Inc. Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)
(a)	Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008
Notes to Financial Statements
Supplemental Schedules
(b)	Exhibit(s)
23 Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
By:	Applied Industrial Technologies, Inc., as Plan
Administrator

By:	/s/ Michael L. Coticchia
Signature

Michael L. Coticchia
Printed Name

Vice President-Chief Administrative Officer and
Government Business
Title
Date: May 24, 2010

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Financial Statements
For the Years Ended December 31, 2009 and 2008
Supplemental Schedules
As of December 31, 2009 and For the Year Ended December 31, 2009
Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 and schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Cleveland, Ohio
May 24, 2010

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$72,644,302	$70,975,097
Mutual funds	192,441,881	143,439,311
Common/collective trust funds	56,548,942	60,011,448
Loans to participants	9,949,087	9,669,663

Total investments	331,584,212	284,095,519

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	331,584,212	284,095,519

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,783,269	4,469,654

NET ASSETS AVAILABLE FOR BENEFITS	$333,367,481	$288,565,173

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$9,742,191	$11,749,402
Participants’ rollovers	1,680,454	3,148,962
Employer	2,229,826	10,531,618

Total contributions	13,652,471	25,429,982

INVESTMENT INCOME (LOSS):
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,069,323	2,251,826
Mutual funds	2,155,435	5,316,028
Participant loan interest	633,865	715,191
Common/collective trust funds	1,230,982	2,562,883

Total dividends, interest and other	6,089,605	10,845,928
Net appreciation (depreciation) in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	11,043,351	(36,958,298)
Mutual funds	42,502,156	(82,079,726)

Total net appreciation (depreciation) in fair value of investments	53,545,507	(119,038,024)

Total investment income (loss)	59,635,112	(108,192,096)

NET CHANGE IN ADDITIONS TO NET ASSETS	73,287,583	(82,762,114)

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(28,021,825)	(26,245,330)
Administrative expenses	(463,450)	(682,992)

Total deductions	(28,485,275)	(26,928,322)

CHANGE IN NET ASSETS FOR THE YEAR	44,802,308	(109,690,436)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	288,565,173	398,255,609

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR	$333,367,481	$288,565,173

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
1. DESCRIPTION OF THE PLAN
The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.
General — The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration — The Plan is administered by the Company. The Company’s powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation.
The record keeper and trustee for the assets of the plan is Wachovia Bank, NA. On March 20, 2010, Wachovia Bank, N.A. and Wachovia Bank of Delaware, N.A. (collectively “Wachovia”) merged into Wells Fargo Bank, N.A. (“Wells Fargo”). As a result of this merger, the separate existence of Wachovia ceased and Wells Fargo succeeded, by operation of law, to all of Wachovia’s rights, title, property and appointments (such as trustee, custodian and all other fiduciary appointments) and is subject to all of Wachovia’s debts, obligations (including contractual obligations) and liabilities.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their account.
Participation and Contributions — All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election. The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant’s compensation, and profit-sharing contributions as determined annually. Matching employer contributions were suspended indefinitely, effective January 1, 2009. During 2008 the employer matching contributions were determined quarterly based upon the Company’s net income. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions consist of cash which is then used by the plan trustee to purchase shares of Applied Industrial Technologies, Inc. common stock on the open market. For the four quarters of 2008 the employer match on participant contributions was $0.75, $0.50, $0.25 and $0.25 of every employee dollar contributed.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,500 for 2009 and $5,000 for 2008.
The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing 10 years of service, as more fully described in the Plan document. Profit-sharing contributions are allocated to each participant’s profit-sharing contribution account based upon the ratio of each participant’s total compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions were approximately $2,230,000 and $7,026,000 for the years ended December 31, 2009 and 2008, respectively.
Contributions are excluded from participants’ taxable income until such amounts are received by them as a distribution from the Plan.
The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.
Investment of Contributions — Participants elect investment of profit-sharing and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. Participants are able to transfer any portion (up to 100%) of their matching contribution account from the Company Stock Fund into other investment funds under the Plan. All such elections are filed with the Trustee and become effective daily.
The value of the Company’s common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).
Vesting and Distributions — Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.
Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $89,170 in 2009 and $85,271 in 2008.
Loans — Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participants’ accounts. Loan terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan’s financial statements. These loans are to be repaid to the Plan in accordance with their original terms. Loans are secured by the balance in the participants’ accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.
Plan Termination — The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.
Tax Status of the Plan — The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The amended Plan is dated May 20, 2009 which amends the Plan effective January 1, 2008. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements.
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statements of Changes in Net Assets Available for Benefits.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments — Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available For Benefits at fair value, except for investments in stable value funds (such as the Riversource Fund), which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the Riversource Fund, which is a common collective trust, is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are valued at the amortized cost, which approximates fair value. See Note 4, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.
Risks and Uncertainties — In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.
Benefit Payments — Distributions to participants are recorded by the Plan when payments are made.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.
3. INVESTMENTS
The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Plan investments exceeding 5% of net assets available for benefits as of December 31, 2009 and 2008 were as follows:

Description of Investment	2009	2008

At fair value:

Applied Industrial Technologies, Inc. Common Stock (a portion of which is non-participant directed)	$71,510,552	$69,812,038

American Fundamental Investors Fund	34,419,888	28,125,220

PIMCO Total Return Fund	32,540,358	23,976,753

American EuroPacific Growth Fund	31,612,163	23,243,380

AIT Large Cap Growth Portfolio	22,814,759	17,524,520

T. Rowe Price Mid-Cap Growth Fund	17,438,734	12,930,035	*

At contract value:

Riversource Trust Income Fund II	58,332,211	64,481,102

*	amount is less than 5% but is included for comparative purposes
4. FAIR VALUE MEASUREMENTS
Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008, and the valuation techniques used by the Plan to determine those values.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

		Fair Value Measurements at December 31, 2009
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance	Identical	Observable	Unobservable
	December 31,	Instruments	Inputs	Inputs
	2009	Level 1	Level 2	Level 3
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$72,644,302	$72,644,302
Mutual funds	192,441,881	192,441,881
Common/Collective trust funds	56,548,942		$56,548,942
Loans to participants	9,949,087			$9,949,087

Total	$331,584,212	$265,086,183	$56,548,942	$9,949,087

		Fair Value Measurements at December 31, 2008
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance	Identical	Observable	Unobservable
	December 31,	Instruments	Inputs	Inputs
	2008	Level 1	Level 2	Level 3
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$70,975,097	$70,975,097
Mutual funds	143,439,311	143,439,311
Common/Collective trust funds	60,011,448		$60,011,448
Loans to participants	9,669,663			$9,669,663

Total	$284,095,519	$214,414,408	$60,011,448	$9,669,663

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Beginning Balance, January 1	$9,669,663	$9,111,633
Issuances and settlements (net)	279,424	558,030

Ending Balance, December 31	$9,949,087	$9,669,663

5. NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan’s only nonparticipant-directed transactions are contained within the Company Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Company Stock Fund are as follows:

	2009	2008
Net Assets:
Applied Industrial Technologies, Inc. Common Stock	$71,510,552	$69,812,038
Evergreen Inst Money Market Fund CL I	1,133,750	1,163,059

Total Net Assets	$72,644,302	$70,975,097

Change in Net Assets:
Contributions	$1,158,418	$5,469,621
Dividends	2,063,205	2,188,988
Interest	6,118	62,838
Net appreciation (depreciation) in fair value	11,043,351	(36,958,298)
Benefits paid to participants	(4,774,264)	(4,877,151)
Transfers to other participant-directed investments, net	(7,770,051)	(7,210,433)
Administrative expense	(57,572)	(45,956)

Total Change in Net Assets	$1,669,205	$(41,370,391)

6. RECONCILIATION TO FORM 5500
As of December 31, 2009 and December 31, 2008, there were no reconciling items for Net Assets Available for Benefits between the financial statements and the Form 5500.
The following is a reconciliation of the Changes in Net Assets per the financial statements to Form 5500 at December 31, 2009 and 2008:

	2009	2008
Total Change in Net Assets per financial statements	$44,802,308	$(109,690,436)
Change in deemed loan activity	0	257,075

Total Change in Net Assets per Form 5500	$44,802,308	$(109,433,361)

******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b)				(e)
	Identity of Issuer, Borrower,	(c)	(d)		Current
(a)	Lessor or Similar Party	Description of Investment	Cost		Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc.	Common Stock - 3,270,170 shares	$48,850,596		$71,510,552
	Evergreen Inst Money Market Fund CL I	Money Market Fund - 1,133,750 shares	1,133,750		1,133,750

	Applied Industrial Technologies, Inc. Stock Fund Total				72,644,302

	Riversource Trust Income Fund II	Common Collective Trust - 1,964,775 shares		**	58,332,211

	American Fundamental Investors Fund (Class A)	Mutual Fund - 1,049,657 shares		**	34,419,888

	American EuroPacific Growth Fund (Class A)	Mutual Fund - 824,522 shares		**	31,612,163

	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund - 367,209 shares		**	17,438,734

	PIMCO Total Return Fund (Admin)	Mutual Fund - 2,456,253 shares		**	32,540,358

	Vanguard Target Retirement Income	Mutual Fund - 19,530 shares		**	206,826

	Vanguard Target Retirement 2010	Mutual Fund - 7,857 shares		**	161,223

	Vanguard Target Retirement 2015	Mutual Fund - 96,302 shares		**	1,089,180

	Vanguard Target Retirement 2020	Mutual Fund - 41,165 shares		**	821,649

	Vanguard Target Retirement 2025	Mutual Fund - 37,665 shares		**	426,364

	Vanguard Target Retirement 2030	Mutual Fund - 14,980 shares		**	289,268

	Vanguard Target Retirement 2035	Mutual Fund - 25,401 shares		**	295,160

	Vanguard Target Retirement 2040	Mutual Fund - 5,230 shares		**	99,631

	Vanguard Target Retirement 2045	Mutual Fund - 2,134 shares		**	25,647

	Vanguard Target Retirement 2050	Mutual Fund - 3,094 shares		**	59,120

	Vanguard 500 Index	Mutual Fund - 72,140 shares		**	6,118,224

	BlackRock Global Allocation (I)	Mutual Fund - 421,520 shares		**	7,570,500

	William Blair Small Cap Growth (I)	Mutual Fund - 524,504 shares		**	10,825,755

	AIT Large-Cap Growth Portfolio:
	Vanguard Growth Index Fund	Mutual Fund - 284,540 shares		**	7,773,673
	The Hartford Growth Fund	Mutual Fund - 491,076 shares		**	7,513,501
	Harbor Capital Appreciation Fund	Mutual Fund - 228,315 shares		**	7,527,585

	AIT Large-Cap Growth Portfolio Total				22,814,759

	American Washington Mutual Investors Fund A	Mutual Fund - 297,380 shares		**	7,327,434

*	Participant Loans	Participant loans (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2010 to July 2027)		**	9,949,087

	Royce Total Return Fund (Investment)	Mutual Fund - 567,518 shares		**	6,134,871

	Wells Fargo Advance Mid-Cap Discipline (Inst)	Mutual Fund - 279,097 shares		**	4,945,597

	Western Asset Tr-Core Port Fund (Inst)	Mutual Fund - 304,672 shares		**	3,971,705

	Cambiar Opportunity Fund (Institutional Cl)	Mutual Fund - 124,205 shares		**	1,935,107

	Lazard Mid Cap (Institutional)	Mutual Fund - 127,325 shares		**	1,312,718

		Total			$333,367,481

*	Represents a party-in-interest

**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

				(f)		(h)
		(c)	(d)	Expense	(g)	Current Value of
(a)	(b)	Purchase	Selling	Incurred with	Cost of	Asset on	(i)
Identity of Party Involved	Description of Asset	Price	Price	Transaction	Asset	Transaction Date	Net Gain

Category (iii) — A Series of Transactions in Excess of 5 Percent of Plan Assets

Applied Industrial Technologies, Inc.	Shares of Common Stock	$14,410,238		$21,496	$14,431,734	$14,410,238	—
			$22,750,198	$34,765	$16,629,151	$22,750,198	$6,086,282

Evergreen Inst Money Market Func CL I	Money Market Fund	$52,461,127		—	$52,461,127	$52,461,127	—
			$51,982,471	—	$51,982,471	$51,982,471	—
There were no category i, ii or iv transactions during the year.